Exhibit 99.1

SINOVAC Announces New Board Pursuant to Privy Council Judgment and Order

BEIJING – Sinovac Biotech Ltd. (NASDAQ:SVA) ("SINOVAC" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that SINOVAC has received on February 8, 2025 a formal court order (the “Order”) from the Privy Council following the previously announced Privy Council Judgment (the “Judgment”) which ruled, among others, that (i) the slate of nominees proposed by a group of shareholders at the 2018 Annual General Meeting was rightfully elected to the board of directors of SINOVAC and (ii) the Company’s Rights Agreement (also known as poison pill agreement) was invalid. Upon the receipt of the Order, SINOVAC has begun to implement the Judgment and the Order.

As the Company's Rights Agreement is void, all the exchange shares issued pursuant to the Rights Agreement (the “Exchange Shares”), including 27,777,341 common shares and all 14,630,813 Convertible Series B Preferred Shares of SINOVAC, held by the 2019 Rights Exchange Trust, are void and will be cancelled.

The current members of the new SINOVAC Board of Directors (the “New Board”) are Dr. Chiang Li (Chairman), Mr. Yuk Lam Lo, Dr. David Guowei Wang, Mr. Pengfei Li and Mr. Jianzeng Cao. The New Board has determined that Dr. Chiang Li, Mr. Yuk Lam Lo, and Dr. David Guowei Wang, constituting three of the five directors, are independent directors. Mr. Lo and Dr. Wang are the members of the New Board’s Audit Committee. Dr. Li, Mr. Lo and Dr. Wang are the members of the New Board’s Compensation Committee and the Corporate Governance and Nominating Committee. The New Board will need to appoint a third member for the Audit Committee to meet the Nasdaq Rule 5605 requirement. The executive management of SINOVAC remains unchanged.

SINOVAC’s New Board is committed to acting in the best interests of the Company as well as maximizing the value for all shareholders. Under the leadership of the New Board, the Company is determined to maintain transparency and uphold high standards of corporate governance.

As a result of the invalid poison pill agreement implemented by the former directors, trading in SINOVAC’s shares has been halted over the past six years. The New Board is in communication with Nasdaq and is working diligently to respond to Nasdaq’s questions and requests so as to provide for continued listing of the Company’s shares. Moreover, the New Board has initiated the process to cancel invalid Exchange Shares and to determine the valid shares issued and outstanding in order to achieve trading resumption.

The Company will also provide a business update in due course.

About the Judgment from the Privy Council

Enclosed for your information is a link to the full text of the Judgment:

https://jcpc.uk/uploads/jcpc_2022_0041_0062_judgment_d94de5cc2a.pdf

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9779

Email: ir@sinovac.com